Prospectus Supplement No. 2	Filed pursuant to Rule 424(b)(3)
to Prospectus dated May 3, 2006,	File No. 333-130447
as supplemented on May 15, 2006	File No. 333-121957

BEIJING MED-PHARM CORPORATION

This document supplements the prospectus, dated May 3, 2006, relating to offers and resales of up to 6,012,722 shares of our common stock, including 1,168,331 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of Post-Effective Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-130447), which was filed in combination with Post-Effective Amendment No. 4 to our Registration Statement on Form S-1 (File No. 333-121957) pursuant to Rule 429 under the Securities Act of 1933, as amended. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2006

On August 14, 2006, we filed with the Securities and Exchange Commission a quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006. The Form 10-Q, as filed (but without the exhibits filed with the Form 10-Q), is set forth below.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED June 30, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 000-51409

BEIJING MED-PHARM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-0434726 (I.R.S. Employer Identification No.)

600 W. Germantown Pike, Suite 400 Plymouth Meeting, Pennsylvania (Address of principal executive offices)	19462 (Zip Code)

(610) 940-1675

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   No

The number of shares of common stock of Beijing Med-Pharm Corporation outstanding as of August 4, 2006 was 23,154,562.

BEIJING MED-PHARM CORPORATION

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PART I. FINANCIAL INFORMATION

ITEM 1. Financial Statements

BEIJING MED-PHARM CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30, 2006	December 31, 2005

Assets
Current Assets:
Cash and Cash Equivalents	$5,624,094	$6,905,911
Restricted Cash	108,000	108,000
Accounts Receivable	5,447,548	5,100,851
Inventory	1,548,800	1,282,867
Other Receivables	107,070	138,084
Value Added Tax Receivable	390,280	405,629
Prepaid Expenses and Other Current Assets	898,302	902,047

Total Current Assets	14,124,094	14,843,389
Restricted Cash	157,000	157,000
Property and Equipment, Net	448,735	355,005
Investments, at Cost	120,482	120,482
Intangible Assets, net of accumulated amortization	854,849	984,390
Goodwill	216,415	216,415

Total Assets	$15,921,575	$16,676,681

Liabilities and Stockholders’ Equity
Current Liabilities:
Notes Payable	$653,684	$663,655
Accounts Payable	5,679,367	5,933,977
Accounts Payable Wanhui Group	252,554	664,643
Deferred Revenue	17,718	17,552
Accrued Payroll	459,973	475,835
Accrued Professional Fees	50,500	174,650
Accrued Other	752,581	656,564
Contract Allowance	451,338	447,105

Total Current Liabilities	8,317,715	9,033,981

Notes Payable, long term	184,200	243,872
Stockholders’ Equity:
Common Stock, $.001 Par Value; 50,000,000 Shares	23,153	21,882
Authorized; 23,152,032 Shares Issued and Outstanding
Additional Paid in Capital	18,425,654	14,707,590
Common Stock Warrants	1,251,819	1,812,812
Accumulated Deficit	(12,280,966)	(9,143,456)

Total Stockholders’ Equity	7,419,660	7,398,828

Total Liabilities and Stockholders’ Equity	$15,921,575	$16,676,681

See notes to condensed consolidated financial statements.

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BEIJING MED-PHARM CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Net Revenues	$5,398,797	$44,018	$10,121,581	$100,753
Cost of Sales	5,221,754	589,791	9,773,859	698,559

Gross Margin	177,043	(545,773)	347,722	(597,806)

Sales and Marketing Expenses	281,273	10,655	589,605	21,195
General & Administration Expenses	1,538,716	1,110,650	2,938,653	1,979,682

Total Operating Expenses	1,819,989	1,121,305	3,528,258	2,000,877

Loss From Operations	(1,642,946)	(1,667,078)	(3,180,536)	(2,598,683)

Other Income (Expense):
Interest Income	42,078	42,886	92,222	81,886
Interest Expense	(7,202)	(17,252)	(23,589)	(17,252)
Other Expense	(3,415)	(11,193)	(3,415)	(11,193)

Total Other Income	31,461	14,441	65,218	53,441

Loss Before Provision For Income Taxes	(1,611,485)	(1,652,637)	(3,115,318)	(2,545,242)
Provision For Income Taxes	—	—	33,863	15,000

Net Loss	$(1,611,485)	$(1,652,637)	$(3,149,181)	$(2,560,242)

Basic and Diluted Loss Per Share	$(0.07)	$(0.09)	$(0.14)	$(0.14)
Basic and Diluted Weighted-average Shares Outstanding	22,778,328	17,680,916	22,338,002	17,680,916

See notes to condensed consolidated financial statements.

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BEIJING MED-PHARM CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITYAND OTHER COMPREHENSIVE LOSS (Unaudited)

	Common Stock		Additional Paid-in Capital	Common Stock Warrants	Accumulated Deficit	Accumulated Other Comprehensive loss Foreign Currency Translation	Total Stockholders’ Equity
	Number of Shares	$.001 Par Value

Balance as of December 31, 2005	21,880,897	$21,882	$14,707,590	$1,812,812	$(9,168,334)	$24,878	$7,398,828

Stock-Based Compensation	—	—	287,378	—	—	—	287,378

Series A Warrant Exercise	97,247	97	934,329	(58,510)	—	—	875,916

Net Loss	—	—	—	—	(1,537,696)	—	(1,537,696)

Other Comprehensive Loss

Foreign Currency Translation	—	—	—	—	—	10,500	10,500

Total Comprehensive Loss							(1,527,196)

Balance as of March 31, 2006 (Unaudited)	21,978,144	$21,979	$15,929,297	$1,754,302	$(10,706,030)	$35,378	$7,034,926

Stock-Based Compensation	—	—	279,646	—	—	—	279,646

Series A and B Warrant and Option Exercise	1,173,888	1,174	2,216,711	(502,483)	—	—	1,715,402

Net Loss	—	—	—	—	(1,611,485)	—	(1,611,485)

Other Comprehensive Loss

Foreign Currency Translation	—	—	—	—	—	1,171	1,171

Total Comprehensive Loss	—	—	—	—			(1,610,314)

Balance as of June 30, 2006 (Unaudited)	23,152,032	$23,153	$18,425,654	$1,251,819	$(12,317,515)	$36,549	$7,419,660

See notes to condensed consolidated financial statements.

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BEIJING MED-PHARM CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the six months ended June 30	2006	2005

Cash Flows from Operating Activities:
Net Loss	$(3,149,181)	$(2,560,242)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:
Depreciation	38,829	5,303
Amortization of Intangible Assets	129,541	—
Loss on assets disposed	3,398	11,384
Stock-Based Compensation	567,024	199,540
(Increase) Decrease in Accounts Receivable	(346,697)	32,956
(Increase) in Inventory	(265,933)	—
Decrease in Other Receivables	31,014	11,055
Decrease in Value Added Tax Receivable	15,349	—
Decrease (Increase) in Prepaid Expenses and Other Current Assets	3,745	(31,847)
(Decrease) Increase in Accounts Payable	(254,610)	279,408
Increase in Deferred Revenues	166	—
(Decrease) in Accrued Payroll	(15,862)	(66,351)
(Decrease) in Accrued Professional Fees	(124,150)	(246,171)
Increase in Contract Allowance	4,233	459,000
Increase in Accrued Other	96,017	196,555

Net Cash Used in Operating Activities	(3,267,117)	(1,709,410)

Cash Flows from Investing Activities:
Acquisition of Property and Equipment	(135,957)	(4,566)
Acquisition Payment to Wanhui	(412,089)	—

Net Cash Used in Investing Activities	(548,046)	(4,566)

Cash Provided by Financing Activities:
Gross Proceeds from exercise of Common Stock Warrants and Options	2,591,318	—
Net Repayments of Note Payable	(69,643)	—

Net Cash Provided by Financing Activities	2,521,675	—
Effect of Exchange Rate Change on Cash	11,671	—

Net Decrease in Cash and Equivalents	(1,281,817)	(1,713,976)
Cash and Equivalents, Beginning	6,905,911	6,267,672

Cash and Equivalents, Ending	$5,624,094	$4,553,696

Supplemental Disclosure of Cash Flows Information
Cash Paid During the Year for:
Income Taxes	$50,290	$—
Interest	33,768	—

See notes to condensed consolidated financial statements.

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BEIJING MED-PHARM CORPORATION AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 of Beijing Med-Pharm Corporation and Subsidiaries (collectively, “the Company” ) include the accounts of Beijing Med-Pharm Corporation (the “Parent”) and its wholly-owned subsidiaries, Beijing Med-Pharm Market Calculating Co. Ltd. (“BMP China”), Beijing Wanwei Pharmaceutical Co., Ltd. (“Wanwei”) and Beijing Med-Pharm Hong Kong Co., Ltd. (“Hong Kong”) should be read in conjunction with the audited consolidated financial statements and accompanying footnotes of the Company as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the Company’s interim results. Certain information and footnote disclosures required for complete financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to applicable rules and regulations. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

Earnings Per Share: The Company calculates basic earnings per share based on the weighted-average number of outstanding common shares. The Company calculates diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and warrants. Common stock equivalents have been excluded from the diluted per share calculations as of March 31, 2006, as the Company has incurred a net loss during the three months then ended, and their inclusion would have been anti-dilutive.

Accounting Policy: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 123 (Revised 2004), Share-Based Payment (FAS 123R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, employee stock purchases related to the employee stock purchase plan and restricted stock units based on estimated fair values of these awards over the requisite employee service period. FAS 123R supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), which the Company previously followed in accounting for stock-based awards. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) to provide guidance on FAS 123R. The Company has applied SAB 107 in its adoption of FAS 123R.

Under FAS 123R, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employee’s requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of FAS 123R on January 1, 2006, the first day of the Company’s fiscal year 2006, using the modified prospective application. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled; prior periods are not revised for comparative purposes. Estimated compensation expense for awards outstanding on the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123).

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In November 2005, the Financial Accounting Standard Board (“FASB”) issued FASB Staff Position no. FAS 123R-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (“FSP 123R-3”). FSP 123R-3 provides an elective alternative transition method that includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effect of stock-based compensation and to determine the subsequent impact on the additional paid-in capital pool and the Condensed Consolidated Statement of Cash Flows for stock-based compensation awards that are outstanding upon the adoption of FAS No. 123R.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” SFAS No. 155 simplifies accounting for certain hybrid instruments under SFAS No. 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require bifurcation. SFAS No. 155 eliminates both the previous restriction under SFAS No. 140 on passive derivative instruments that a qualifying special-purpose entity may hold and SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” which provides that beneficial interests are not subject to the provisions of SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, and clarifies that concentrations of credit risk in the form of subordination are not imbedded derivatives. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company has evaluated the effect of SFAS No. 155 and determined that it does not expect a material impact from the adoption to its consolidated financial position, liquidity, or results from operations.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS 109 “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect FIN 48 will have on its consolidated financial position, liquidity, or results of operations.

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2. Acquisition:

In January 2004, the Company completed a reverse merger with Just Great Coffee, Inc. (“JGC”), a US-based corporation with no assets, liabilities or operating results for the periods presented, to gain access to the public capital markets. JGC was incorporated on May 31, 1994 in New Jersey. In connection with the reverse merger agreement, 100% of the JGC voting stock was acquired for 760,005 common stock shares, and JGC merged with and into us and we were the surviving corporation.

In February 2004, the Company acquired a 100% interest in BMP China from Abacus Investments Ltd., a majority shareholder of the Company at the time of the acquisition, in exchange for 7,807,509 shares of the Company’s common stock shares. At the date of acquisition, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), paragraph 12, since the exchange of shares was between entities under common control, the Company recorded the assets and liabilities transferred at their historical cost at the time of their transfer. In accordance with SFAS No. 141 paragraphs D14 through D18, the financial statements and financial data for the periods presented reflect the financial results of the previously separate entities as combined.

On December 15, 2004, the Company entered into a share transfer and debt restructuring agreement with Beijing Wanhui Pharmaceutical Group (“Wanhui Group”), an 80% equity holder of Wanwei, and a share transfer agreement with Wen Xin, the holder of the remaining 20% equity interest in Wanwei. On October 18, 2005, the Company was notified by China’s Ministry of Commerce that the acquisition of Wanwei had been approved. On October 25, 2005, the Company received a business license from Beijing Municipal Administration for Industry and Commerce permitting the Company to operate Wanwei and consolidate its financial operations. On December 6, 2005, the Company completed its acquisition of all of the outstanding equity interests of Wanwei from Wanhui Group and Wen Xin. As required under the share transfer and debt restructuring agreement with Wanhui Group, on December 15, 2004, the Company paid Wanhui Group RMB 2,400,000, or $290,328 as of that date, and, on December 6, 2005, the Company paid Wanhui Group RMB 101,030, or $12,500 as of that date, which represented full payment of the remaining amount of the obligation, net of our estimate tax liability that results from the debt forgiveness between the Wanhui Group and Wanwei (the “estimated tax obligation”). On June 29, 2006, the Company paid Wanhui Group RMB 3,290,300, or $412,100 as of that date, as the estimated tax obligation was reduced by the same amount. If it is determined Wanwei’s actual tax liability is lower than the estimated tax obligation, the Company has agreed to pay Wanhui Group additional funds, equal to the reduction in the actual tax liability and, if it is determined that Wanwei’s actual tax liability is higher than the estimated tax obligation plus the adjustment in June 2006, Wanhui Group has agreed to return the difference to the Company. It is expected that the actual tax liability will be determined by the end of the third quarter of 2006.

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3. Stock-Based Compensation:

The Company’s 2004 Stock Incentive Plan provides for grants of stock options (incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock grants and other stock-based awards to all employees (including employees who are directors and officers), non-employee directors, consultants and independent contractors of the Company and its affiliates. The Plan authorizes the issuance of up to 2,500,000 shares of the Company’s common stock, subject to adjustment, and provides that no more than 400,000 shares of common stock may be awarded to any one individual in any calendar year if the value of the award is based solely on an increase in the value of shares of the Company’s common stock after the date of grant of the award, subject to adjustment. The Plan also provides that no more than 100,000 shares of common stock may be awarded to any one individual in any calendar year if the value of the award is not based solely on an increase in the value of shares of the Company’s common stock after the date of grant of the award, subject to adjustment. The Plan is administered by the Company’s Compensation Committee. The Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Options granted under the Plan may be “incentive stock options,” which are intended to qualify with the requirements of section 422 of the Code, and “nonqualified stock options,” which are not intended to so qualify. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to stockholder approval. Unless terminated earlier by the board of directors or extended by the board of directors, with the approval of the Company’s stockholders, no awards may be granted under the Plan after February 10, 2009.

Prior to January 1, 2006 the Company accounted for stock based compensation under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which amended SFAS No. 123, “Accounting for Stock-Based Compensation.” As permitted under this standard, compensation cost was recognized using the intrinsic value method described in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” and applied the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified-prospective transition method. Prior periods were not restated to reflect the impact of adopting the new standard. As a result of the adoption of FAS 123R, stock-based compensation expense recognized during the three and six months ended June 30, 2006 includes compensation expense for all share-based payments granted on or prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R.

During the three and six months June 30, 2005, the Company applied the recognition and measurement principles of APB 25 and related interpretations in accounting for stock-based compensation. During the three and six months ended June 30, 2005, the Company issued options to employees to purchase 340,000 and 400,000 shares, respectively, of common stock at exercise prices ranging from $1.95 to $2.25 per share. During the three and six months ended June 30, 2005, the Company did not record any compensation expense associated with such awards. Had the Company elected to recognize stock-based compensation expense based on the fair value at the grant dates for awards consistent with the method prescribed under SFAS 123R, the Company would have recorded compensation in the amount of $23,770 and $53,537, respectively, for the three and six months ended June 30, 2005. During the three and six months ended June 30, 2006, the Company recognized stock-based compensation expense of $279,646 and $567,024, respectively, related to outstanding stock options according to the provisions of FAS 123R, using the modified-prospective transition method.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS 123(R) to stock-based compensation for the three and six months ended June 30, 2005.

	Three months ended	Six months ended

	June 30, 2005

Net loss
As reported	$(1,652,637)	$(2,560,242)
Stock-based compensation expense included in reported net loss, net of related tax effects	60,859	121,720
Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(113,104)	(227,348)

Pro forma	$(1,704,882)	$(2,665,870)

Basic and Diluted Loss Per Share
As reported	$(0.09)	$(0.14)
Pro forma	$(0.10)	$(0.15)

Prior to the adoption of FAS 123R and for the three and six months ended June 30, 2006, no tax benefits from the exercise of stock options has been recognized as the company has a net loss for the six months ended June 30, 2006. Any future excess tax benefits derived from the exercise of stock options will be recorded prospectively and reported as cash flows from financing activities in accordance with FAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Expected life (years)	5.0	3.0	5.0	3.0
Risk-free interest rate	5.19%	5.00%	4.32-5.19%	5.00%
Expected Volatility	105.30%	90.00%	93.6-105.3%	90.00%
Expected Dividend yield	0.00%	0.00%	0.00%	0.00%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

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A summary of the options issued by the Company for the six months ended June 30, 2006 is as follows:

	Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Outstanding on January 1, 2006	1,395,000	$1.61	8.32	—
Granted	285,000	$3.60	9.80	—
Exercised	—	—	—	—
Forfeited/Canceled	—	—	—	—

Outstanding on March 31, 2006	1,680,000	$1.95	8.56	$1,357,000

Granted	48,000	$4.20	10.00	—
Exercised	(20,000)	$1.15	8.50	—
Forfeited/Canceled	(20,000)	$3.66	9.50	—

Outstanding on June 30, 2006	1,688,000	$2.00	8.34	$1,324,500

Exercisable on June 30, 2006	478,333	$1.49	7.96	$732,875

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 was $2.75. The total intrinsic value of options exercised during the six months ended June 30, 2006 was $33,000. Intrinsic value is measured using the fair market value price of the Corporation's common stock less the applicable exercise price.

A summary of the status of the Corporation’s nonvested shares as of June 30, 2006 is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2006	1,375,000	1.74

Granted	333,000	2.75

Vested	(478,333)	1.84

Forfeited	(20,000)	2.04

Nonvested at June 30, 2006	1,209,667	2.00

The unrecognized share based compensation cost related to stock option expense at June 30, 2006 is $2,052,000 and will be recognized over a weighted average of three years. The total fair value of shares vested during the six months ended June 30, 2006 was 1,083,000.

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4. Common Stock

The Company has authorized 50,000,000 shares of common stock with a par value of $0.001 per share, of which 23,152,032 shares are issued and outstanding, 2,500,000 shares are reserved for issuance upon exercise of common stock options, and shares are reserved for issuance upon exercise of outstanding common stock warrants.

In January 2004, the Company issued 760,005 shares of common stock to the then existing stockholders of Just Great Coffee, Inc. in connection with the reverse merger of Just Great Coffee, Inc. with and into the Company.

In February 2004, in connection with the acquisition of BMP China, the Company issued 7,807,509 shares of common stock in exchange for 100% of the outstanding equity interest of BMP China.

In February 2004, the Company issued 157,500 shares of common stock in connection with the payment of $157,500 of the Company’s fees and expenses incurred in connection with the Just Great Coffee, Inc. merger and the acquisition of BMP China.

In March 2004, the Company issued 8,695,652 shares of common stock in a private placement at a purchase price of $1.15 per share. Gross proceeds from the private placement amounted to approximately $10,000,000, less associated costs of approximately $1,200,000.

In March 2004, the Company issued warrants to purchase an aggregate of 400,000 shares of common stock as compensation for placement agent services provided in connection with the private placement completed in February and March 2004 and a warrant to purchase 173,913 shares of common stock as compensation for services provided in connection with the reverse merger and the acquisition of BMP China, in each case at an exercise price of $1.15 per share and with an expiration date of April 26, 2009. The Company has valued the warrants using the Black-Scholes option pricing model at $1,278,588, has designated it as an equity instrument and has recorded the value of the warrant as common stock. During the three months ended June 30, 2006, 12,650 of the warrants issued have been exercised. As of June 30, 2006, warrants totaling 561,263 are exercisable and outstanding.

In April 2004, the Company issued 260,250 shares of common stock as compensation for services provided in connection with the reverse merger and the acquisition of BMP China.

In October 2005, the Company issued 4,199,981 shares of common stock and 524,914 Series A and 524,914 Series B warrants in a private placement at a purchase price of $1.50 per investment unit. Gross proceeds from the private placement amounted to approximately $6,300,000, less associated costs of approximately $360,000.

In October 2005, the Company issued 94,500 Series A and 94,500 Series B warrants to purchase common stock as compensation for placement agent services provided in connection with the private placement completed in October 2005.

The fair value of these warrants was estimated at $534,234 at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004: risk-free interest rate was 4.13%, an expected dividend yield of 0%, the volatility factor of the expected market price of the Company’s common stock was 90%, and a weighed average expected life of the warrants of 3 years for each period. The assumptions for 2005: risk-free interest rate was 5%, an expected dividend yield of 0%, the volatility factor of the expected market price of the Company’s common stock was 90% and a weighted average expected life of the warrants of 1.25 years for each period.

On February 21, 2006 we notified the holders of Series A Warrants that, pursuant to the terms of the Series A Warrants, we were exercising our rights to force the conversion of Series A Warrants because the trading price of our common stock had exceeded 200% of the exercise price of Series A Warrants for twenty consecutive days. On March 28, 2006, we notified the holders of Series B Warrants that pursuant to the terms of the Series B Warrants, we were exercising our rights to force the conversion of Series B Warrants because the trading price of our common stock exceeded 200% of the exercise price of Series B Warrants for twenty consecutive days. During the six months ended June 30, 2006, we received $2,554,311 from Series A and Series B Warrant exercises. We issued 1,238,485 shares for the funds received from Series A and Series B exercises during the six months ended June 30, 2006.

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5. Shareholders’ Equity

The following table shows weighted average basic shares for the respective periods:

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Weighted average basic shares	22,778,328	17,680,916	22,338,002	17,680,916

The following table shows potential common stock equivalents outstanding to purchase shares of common stock that were excluded in the computation of diluted loss per share. All common stock equivalents have been excluded from the diluted per share calculations in the three and six months ended June 30, 2006 and 2005 because their inclusion would have been anti-dilutive.

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Number of shares	1,555,926	629,536	1,796,385	724,245
Range of exercise price	$1.15 – $4.20	$1.15	$1.15 – $4.20	$1.15

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6. Segment Information:

The Company is organized based upon the products and services it provides to its customers, and substantially all of its operations are located in China. The Company operated in one significant business segment during the years ended December 31, 2003 and 2004. During the years ended December 31, 2003 and 2004, 100% of the Company’s revenues were derived from marketing fees. The Pharmaceutical Distribution segment was started in October 2005 with the acquisition of Wanwei.

The Pharmaceutical Distribution reportable segment includes the operations of Wanwei. The Sales and Marketing reportable segment includes the operations of BMP China. Intersegment sales are recorded at cost plus an agreed upon intercompany profit. Both intersegment sales and profit have been eliminated in the consolidated results.

The chief operating decision maker for the Pharmaceutical Distribution segment is the General Manager of Wanwei whose function is to allocate resources to, and assess the performance of Wanwei. This segment services both pharmaceutical manufacturers and healthcare providers in the pharmaceutical supply channel. The warehousing and distribution of pharmaceutical drugs, which are purchased from the same suppliers, is the primary business activity of Wanwei. Pharmaceutical Distribution operates in a high volume and low margin environment.

Wanwei distributes brand name and generic pharmaceuticals, over-the-counter healthcare products, and home healthcare supplies and equipment to a variety of healthcare providers.

The following tables present reportable segment information for the periods indicated (unaudited):

	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Pharmaceutical Distribution	$5,385,757	—	$10,064,870	—
Sales and Marketing	13,040	44,018	56,711	100,753
Sales and Marketing intersegment	225,610	—	363,933	—
Eliminations	(225,610)	—	(363,933)	—

Total Revenue	$5,398,797	44,018	$10,121,581	100,753

Pharmaceutical Distribution	$(83,906)	—	$(273,333)	—
Sales and Marketing	(488,373)	(684,887)	(880,559)	(827,482)
Corporate	(999,146)	(967,750)	(1,923,128)	(1,732,760)
Eliminations	(40,060)	—	(72,161)	—

Total Operating Loss	$(1,611,485)	(1,652,637)	$(3,149,181)	(2,560,242)

Due to our integrated business structure, revenue and operating costs included in one segment may benefit other segments, and therefore these segments are not designed to measure operating income or loss directly related to the products included in each segment. Management will continually evaluate the alignment of sales and inter-segment commissions for segment reporting purposes, which may result in changes to segment allocations in future periods.

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ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained herein and in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 31, 2006.

Forward-Looking Statements

Certain of the statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and elsewhere in this report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, among others, statements addressing management’s views with respect to future financial and operating results, our ability to obtain an increased market share in the Chinese pharmaceutical marketing and distribution markets, the dependence of our future success on obtaining additional promotional and market research agreements and licensing rights for China and on acquiring additional distribution companies, the significance of our acquisition of Wanwei, our cash and cash equivalents investments, our anticipated use of cash resources, our ability to fund our current level of operations through our cash and cash equivalents, our hiring goals for the next twelve months, our capital requirements and the possible impact on us if we are unable to satisfy these requirements, our approaches to raise additional funds, our expectation to continue to pursue strategic acquisitions in the near future, the expected impact of recent accounting pronouncement and our expectation that Wanwei’s actual tax liability will be determined in the third quarter of 2006. Various factors, including competitive pressures, success of integration, market interest rates, changes in customer mix, changes in pharmaceutical manufacturers’ pricing and distribution policies or practices, regulatory changes, changes in the People’s Republic of China’s policies, customer defaults or insolvencies, acquisition of businesses that do not perform as we expect or that are difficult for us to integrate or control, adverse resolution of any contract or other disputes with customers and suppliers, or the loss of one or more key customer or supplier relationships, could cause actual outcomes and results to differ materially from those described in forward-looking statements. Certain additional factors that management believes could cause actual outcomes and results to differ materially from those described in forward-looking statements are set forth in Part I, “Item 1A. Risk Factors – Risks Relating to Our Business” in our Annual Report on Form 10-K for the year ended December 31, 2005.

Overview

Beijing Med-Pharm Corporation, a Delaware corporation, is a pharmaceutical marketing and distribution company based in China. Our corporate headquarters are in suburban Philadelphia and our Chinese operations are based in Beijing. In addition, we have satellite sales offices throughout China. We were incorporated in the State of Delaware in November 2003 as a wholly-owned subsidiary of Just Great Coffee, Inc., a New Jersey corporation to develop and finance the growth of a Chinese pharmaceutical marketing and promotion company. In January 2004, Just Great Coffee, Inc. merged with and into us and we were the surviving corporation. BMP China was incorporated in China in May 1994. In December 2001, Abacus Investments Ltd. (“Abacus”) acquired a 100% equity interest in BMP China. In February 2004, we acquired all of the equity interests of BMP China from Abacus in exchange for our issuance to Abacus of 7,807,509 shares of our common stock, which represented approximately 90% of our common stock at the time of the exchange. As a result of this exchange, BMP China became our wholly-owned subsidiary in Beijing.

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On December 15, 2004, we entered into a share transfer and debt restructuring agreement with Beijing Wanhui Pharmaceutical Group (“Wanhui Group”), an 80% equity holder of Beijing Wanwei Pharmaceutical Co., Ltd. and a share transfer agreement with Wen Xin, the holder of the remaining 20% equity interest in Wanwei. On October 18, 2005, we were notified by the People’s Republic of China Ministry of Commerce that the acquisition of Wanwei had been approved. On October 25, 2005, we received a business license from Beijing Municipal Administration for Industry and Commerce, permitting us to operate Wanwei and consolidate its financial operations. On December 6, 2005, we completed the acquisition of all of the outstanding equity interests of Wanwei from Wanhui Group and Wen Xin. As required under the share transfer and debt restructuring agreement with Wanhui Group, on December 15, 2004, we paid Wanhui Group RMB 2,400,000, $290,328 as of that date. In addition, on December 6, 2005, we paid Wanhui Group RMB 101,030, $12,500 as of that date, which represented full payment of the remaining amount of the obligation, net of our estimate tax liability that results from the debt forgiveness between the Wanhui Group and Wanwei (the “estimated tax obligation”). One June 29, 2006, the Company paid Wanhui Group RMB 3,290,300, or $412,100 as of that date, as the estimated tax obligation was reduced by the same amount. If it is determined Wanwei’s actual tax liability is lower than the estimated tax obligation, the Company has agreed to pay Wanhui Group additional funds, equal to the reduction in the actual tax liability and, if it is determined that Wanwei’s actual tax liability is higher than the estimated tax obligation plus the adjustment in June 2006, Wanhui Group has agreed to return the difference to the Company. It is expected that the actual tax liability will be determined by the end of the third quarter of 2006.

Since we acquired BMP China in February 2004, we have funded our operations primarily through the issuance of shares of our common stock. In March 2004, we completed a private placement of 8,695,652 shares of our common stock at a price of $1.15 per share, which yielded gross proceeds to us of approximately $10.0 million and net proceeds to us of approximately $8.8 million (the “First Financing”). On October 19, 2005, we completed a private placement of 4,199,981 shares of our common stock at a price of $1.50 per share, which yielded gross proceeds to us of approximately $6.3 million and net proceeds to us of approximately $5.9 million (the “Second Financing”). In addition, these investors also received our Series A Warrants to purchase an aggregate of 619,414 shares of our common stock at an exercise price of $1.875 per share and Series B Warrants to purchase 619,414 shares of common stock at an exercise price of $2.25 per share. These warrants have been valued using the Black-Scholes pricing model to have an aggregate value of $534,224. On February 21, 2006, we notified the holders of Series A Warrants that, pursuant to the terms of the Series A Warrants, we were exercising our rights to force the conversion of Series A Warrants because the trading price of our common stock had exceeded 200% of the exercise price of Series A Warrants for twenty consecutive days. On March 28, 2006 we notified the holders of Series B Warrants that pursuant to the terms of the Series B Warrants, we were exercising our rights to force the conversion of Series B Warrants because the trading price of our common stock exceeded 200% of the exercise price of Series B Warrants for twenty consecutive days. During the six months ended June 30, 2006, we received $2,554,311 from Series A and Series B Warrant exercises. We issued 1,238,485 shares for the funds received from Series A and Series B exercises during the six months ended June 30, 2006.

Our cash resources have primarily been devoted to payment of salaries and wages for our employees, professional fees, fees related to sales and promotion of our current products and our acquisition of Wanwei.

We have an operating history of approximately 11 years, dating from the formation of BMP China in 1994. We have historically been a pharmaceutical marketing and product registration company of domestic and foreign pharmaceutical products and devices for the Chinese market. Our acquisition of Wanwei will significantly expand our service offering to include pharmaceutical distribution in the Chinese Market.

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Our current services, which we offer to foreign and domestic pharmaceutical manufacturers in China through BMP China and Wanwei include:

•	pre-market entry analysis;
•	clinical trial management;
•	product registration;
•	market research;
•	pharmaceutical marketing to physicians, hospitals and other healthcare providers; and
•	pharmaceutical distribution.

We believe that a significant opportunity exists to obtain an increased market share in the Chinese pharmaceutical marketing and distribution markets by offering a distribution chain solution that combines our market development services with market fulfillment services. We believe that our acquisition of Wanwei was an important step in the implementation of this solution.

Historically, we have generated a majority of our revenues from commissions related to sales of pharmaceutical products. Beginning with the acquisition of Wanwei in October 2005, the vast majority of our revenues consist of revenues from the distribution of pharmaceutical products in China through our wholly-owned subsidiary Wanwei.

The prices of certain medicines that Wanwei distributes or that we market and promote, including those listed in the Chinese government’s Insurance Catalogue, which are reimbursable under China’s social insurance program, are subject to control by the relevant state or provincial price administration authorities. In practice, price control with respect to these medicines sets a ceiling on their retail price. The actual price of such medicines set by manufacturers, wholesalers and retailers cannot exceed the price ceiling imposed by applicable government price control regulations. Although, as a general matter, drug prices have tended to decline over time, there has been no predictable pattern for such decreases.

Since our inception, we have generated significant losses. As of June 30, 2006, we had an accumulated deficit of approximately $12.3 million.

Our future success will depend on obtaining additional promotional and market research agreements and licensing rights for China, as well as acquiring additional distribution companies currently operating throughout China. During 2005 and 2006, we have pursued a strategy of broadening our range of promoted products and we are currently actively reviewing for license various branded pharmaceutical products and products in development from western pharmaceutical companies for marketing and distribution in China.

Critical Accounting Policies

Accounting for Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but with additional financial statement disclosure.

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In December 2004, the FASB issued SFAS No. 123R that amends SFAS No. 123, Accounting for Stock-Based Compensation, to report stock-based employee compensation in their financial statements. On January 1, 2006, we adopted SFAS No. 123R. Stock-based compensation expense recognized under SFAS No. 123R for the three and six months ended June 30, 2006 was $197,053 and $399,587, respectively, which consisted of stock-based compensation expense related to stock options and stock grants under our employee incentive plans. In addition, for the three and six months ended June 30, 2006, the Company recognized stock-based compensation of $84,593 and $167,437, respectively, related to stock options issued in 2004.

During 2004, we issued options to employees and advisors to purchase 930,000 shares of common stock at an exercise of $1.15 per share. During 2004, our compensation expense was $295,594, which represents the difference between the exercise price and the fair value of the common stock. Our compensation expense was $399,000 for the year ended December 31, 2005. Our compensation expense related to these shares was $82,593 and $167,437, respectively, for the three and six months ended June 30, 2006. During 2005, we issued options to employees and board members to purchase 605,000 shares of common stock at exercise prices ranging from $1.60 to $3.66. There was no impact to the statement of operations for the issuance of these options. During the three and six months ended June 30, 2006, we issued options to employees and board members to purchase 48,000 and 333,000 shares of common stock, respectively, at exercise prices ranging from $3.60 to $4.20. During the three and six months ended June 30, 2006, the Company recognized stock-based compensation expense of $197,053 and $399,587, respectively, related to the stock options outstanding during the period.

Revenue Recognition

We recognize distribution revenues and related cost of sales at the later of (a) the time of shipment or (b) when title passes to the customers, provided that there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectibility is probable and the price is fixed. Revenues consist of gross sales less provisions for estimated customer returns, discounts, vendor payments and volume rebates. Amounts billed to a customer for shipping and handling are reported as revenue. We recognize commission revenue, net of returns, on products delivered by the distribution provider at the time of delivery, provided that there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectibility is probable and the price is fixed. Under the terms of these agreements revenues are generally receivable from manufacturers within 45 days of delivery. We estimate the reserve for product returns at the time revenue is recognized based on various market data, historical trends, and information from customers.

Results of Operations

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Net Revenue:

Net revenue was approximately $5,399,000 for the three months ended June 30, 2006, an increase of $5,355,000, as compared with approximately $44,000 for the three months ended June 30, 2005. This significant increase was primarily due to the acquisition of Wanwei in October 2005. Wanwei generated revenues of $5,308,000 from distribution activities during the three months ended June 30, 2006.

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Marketing commissions and registration revenue was increased by $47,000 from $44,000 to $91,000 for the three months ended June 30, 2006 as compared to the three months ended June 30, 2005. This increase was the result of our licensing and initiating sales of Propess during the fourth quarter of 2005.

Cost of Sales:

Cost of sales was $5,222,000 for the three months ended June 30, 2006, an increase of $4,632,000, as compared with $590,000 for the three months ended June 30, 2005. This increase is primarily attributable to our acquisition of Wanwei in October 2005. During the three months ended June 30, 2006, Wanwei cost of sales was $4,955,000. Cost of sales for BMP China for the three months ended June 30, 2006 was $281,000, a decrease of $309,000, from $590,000 for the three months ended June 30, 2005. During the three months ended June 30, 2005, we reserved $459,000 for potential obsolescence of products. This decrease was partially offset by the increase in direct sales and marketing efforts to promote Propess during the three months ended June 30, 2006.

Sales and Marketing Expenses:

Sales and marketing expenses were $281,000 for the three months ended June 30, 2006, an increase of $270,000, as compared with $11,000 for the three months ended June 30, 2005. The increase was the result of our acquisition of Wanwei which was completed in October 2005. During the three months ended June 30, 2006, Wanwei’s sales and marketing expenses were $278,000.

General and Administrative Expenses:

General and administrative expenses were $1,539,000 for the three months ended June 30, 2006, an increase of $428,000, as compared to $1,111,000 for the three months ended June 30, 2005. Our acquisition of Wanwei in October 2005 accounted for $220,000 of general and administrative expenses for the three months ended June 30, 2006.

Stock-based compensation expense recognized under SFAS No. 123R for the three months ended June 30, 2006 was $197,000 which consisted of stock-based compensation expense related to stock options and stock grants under our employee incentive plans. In addition, the Company recognized additional stock-based compensation of $83,000 related to stock options issued in 2004. Our general and administrative compensation expenses increased by $26,000 for the three months ended June 30, 2006 as compared to the three months ended June 30, 2005, which was primarily the result of hiring of senior management during 2006 and 2005 salary increases and implementation of benefits during 2005. Business development and corporate consulting expenses increased by $138,000 for the three months ended June 30, 2006 as compared to 2005, as we retained a business development consultant and increased our business development related activities. Offsetting these increases was an $40,000 reduction in legal fees and a $219,000 reduction in accounting fees as compared to the three months ended June 30, 2005, which was the result of us moving the accounting function internal to the Company and reduced reliance on legal support.

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Interest Income and Expense:

Our interest income primarily consists of income earned on our cash and cash equivalents. During March 2004, we completed a private placement of shares of our common stock to investors with net proceeds of $8,800,000, net of issuance costs, and in October 2005, we completed a private placement of our shares of common stock to investors of $5,941,000, net of issuance costs. We received interest income of $42,000 during the three months ended June 30, 2006, a decrease of $1,000, as compared to $43,000 for the three months ended June 30, 2005. Interest expense of $7,000 is primarily for short term loans and software financing.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Net Revenue:

Net revenue was approximately $10,122,000 for the six months ended June 30, 2006, an increase of $10,021,000, as compared with approximately $101,000 for the six months ended June 30, 2005. This significant increase was primarily due to the acquisition of Wanwei in October 2005. Wanwei generated revenues of $9,959,000 from distribution activities during the six months ended June 30, 2006. Marketing commissions and registration revenue increased by $63,000 from $100,000 to $163,000 for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. This increase was the result of our licensing and initiating sales of Propess during the fourth quarter of 2005.

Cost of Sales:

Cost of sales was $9,774,000 for the six months ended June 30, 2006, an increase of $9,075,000, as compared with $699,000 for the six months ended June 30, 2005. This increase is primarily attributable to our acquisition of Wanwei in October 2005. During the six months ended June 30, 2006, Wanwei cost of sales was $9,251,000. Cost of sales for BMP China for the six months ended June 30, 2006 was $537,000, a decrease of $162,000, from $699,000 for the six months ended June 30, 2005. The decrease of cost of sales at BMP China was the result of a $459,000 established for potential obsolescence of products during the six months ending June 30, 2005. This decrease was partially offset by the increase in direct sales and marketing efforts to launch Propess in China during the first six months 2006.

Sales and Marketing Expenses:

Sales and marketing expenses were $590,000 for the six months ended June 30, 2006, an increase of $569,000, as compared with $21,000 for the six months ended June 30, 2005. The increase was the result of our acquisition of Wanwei which was completed in October 2005. During the six months ended June 30, 2006, Wanwei’s sales and marketing expenses were $586,000.

General and Administrative Expenses:

General and administrative expenses were $2,939,000 for the six months ended June 30, 2006, an increase of $959,000, as compared to $1,980,000 for the six months ended June 30, 2005. Our acquisition of Wanwei in October 2005 accounted for $406,000 of general and administrative expenses for the six months ended June 30, 2006.

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Stock-based compensation expense recognized under SFAS No. 123R for the six months ended June 30, 2006 was $399,587 which consisted of stock-based compensation expense related to stock options and stock grants under our employee incentive plans. In addition, the Company recognized additional stock-based compensation of $167,000 and $200,000 related to stock options issued in 2004 for the six months ended June 30, 2006 and 2005. Our general and administrative compensation expenses increased by $83,000 for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005, which was primarily the result of hiring of senior management during 2006 and 2005, salary increases and implementation of benefits during 2005. During the six months ended June 30, 2006 our insurance expense increased $40,000, as compared to the six months ended June 30, 2005, as we expanded our corporate and directors and officers insurance coverage. Business development and corporate consultants expenses increased by $160,000 for the six months ended June 30, 2006 as compared to 2005, as we retained a business development consultant and increased our business development related activities. Corporate communications related to investor relations was initiated in 2006 and the cost related thereto was $28,000. In connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2005, our Proxy Statement for our 2006 Annual Meeting of Stockholders and a Registration Statement on Form S-1 to register shares of our common stock and warrants, we incurred a $40,000 increase in printing costs. Offsetting these increases was an $124,000 reduction in legal fees and a $294,000 reduction in accounting fees as compared to the six months ended June 30, 2005, which was the result of us moving the accounting function internal to the Company and reduced reliance on legal support.

Interest Income and Expense:

Our interest income primarily consists of income earned on our cash and cash equivalents. During March 2004, we completed a private placement of shares of our common stock to investors with net proceeds of $8,800,000, net of issuance costs, and in October 2005, we completed a private placement of our shares of common stock to investors of $5,941,000, net of issuance costs. We received interest income of $92,000 during the six months ended June 30, 2006, an increase of $10,000, as compared to $82,000 for the six months ended June 30, 2005. Interest expense of $24,000 is primarily for short term loans and software financing.

Liquidity and Capital Resources

As of June 30, 2006, we had unrestricted cash and cash equivalents of approximately $5.6 million, which represented 35.3% of our total assets. Our cash and cash equivalents are highly liquid investments with a maturity of three months or less at the time of purchase and are primarily invested in short-term money market instruments and investments. However, we do not anticipate any losses with respect to such cash balances because the balances are invested in highly-rated securities.

Since we acquired BMP China in February 2004, we have funded our operations primarily through the issuance of shares of our common stock. In March 2004, we completed a private placement of 8,695,652 shares of our common stock at a purchase price of $1.15 per share, which yielded gross proceeds to us of approximately $10.0 million and net proceeds to us of approximately $8.8 million. On October 19, 2005, we completed a private placement of 4,199,981 shares of our common stock to a group of institutional and individual accredited investors, for gross proceeds of $6.3 million and net proceeds of approximately $5.9 million. In addition, these investors also received our Series A Warrants to purchase an aggregate of 619,414 shares of our common stock at an exercise price of $1.875 per share and Series B Warrants to purchase 619,414 shares of common stock at an exercise price of $2.25 per share.

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On February 21, 2006 we notified the holders of Series A Warrants that, pursuant to the terms of the Series A Warrants, we were exercising our rights to force the conversion of Series A Warrants because the trading price of our common stock had exceeded 200% of the exercise price of Series A Warrants for twenty consecutive days. On March 28, 2006 we notified the holders of Series B Warrants that pursuant to the terms of the Series B Warrants, we were exercising our rights to force the conversion of Series B Warrants because the trading price of our common stock exceeded 200% of the exercise price of Series B Warrants for twenty consecutive days. During the six months ended June 30, 2006, we received $2,554,311 from Series A and Series B Warrant exercises. We issued 1,238,485 shares for the funds received from Series A and Series B exercises during the six months ended June 30, 2006.

The use of our cash flows has primarily consisted of salaries and wages for our employees, professional fees, fees related to sales and promotion of our current products and the acquisition of Wanwei.

We currently plan to use the remaining proceeds primarily to fund:

•	our operating expenses and general working capital;
•	the marketing of our current and future products;
•	our pursuit of internal growth and strategic acquisitions including our proposed acquisition of Shanghai Rongheng Pharmaceutical Company Limited (“Rongheng”);
•	our integration of Wanwei and BMP China; and
•	the expenses necessary to maintain our status as an Exchange Act reporting company.

We anticipate that our June 30, 2006 balance of approximately $5.6 million in unrestricted cash and cash equivalents will be sufficient to fund our current level of operations for at least the next twelve months. Our future capital requirements will depend on many factors, including those factors are set forth in Part I, “Item 1A. Risk Factors – Risks Relating to Our Business” in our Annual Report on Form 10-K for the year ended December 31, 2005, as well as our ability to maintain our existing cost structure and return on sales, fund obligations for additional capital that will occur on additional product licenses and acquisitions and execution of our business and strategic plans as currently conceived.

To date, we have had negative cash flows from operations.

Net cash used in operating activities was $3,267,000 for the six months ended June 30, 2006. This amount principally reflected our net loss of $3,149,000, partially offset by $739,000 in non-cash charges including stock-based compensation expense of $567,000 and intangible amortization of $130,000. We used $857,000 of operating cash as a result of changes in certain of our operating assets and liabilities during the six months ended June 30, 2006. The most significant changes were the increase in accounts receivables $347,000 and inventory of $266,000, reduction of payables of $255,000, and a decrease of $124,000 for professional fees. Offsetting these changes was the decrease in other receivables of $31,000 and an increase in accrued other liabilities of $96,000. Cash used in investing activities for the purchase of equipment was $136,000 and the payment to Wanhui was $412,000. Net cash provided by financing activities was $2,522,000 and consisted primarily of $2,591,318 proceeds from the exercise of Series A and Series B Warrants and $70,000 in repayments of notes payable.

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Our capital requirements are likely to increase, particularly as we pursue internal growth, add personnel, fund inventory purchases and support increased levels of accounts receivables prior to receiving collections from our customers. To support our internal growth and acquisitions, it is our expectation that we will be adding financial, marketing, product and medical managers over the next 12 months. As a result of our continuing capital needs, we will most likely require additional funds, and we may attempt to raise additional funds through public or private equity offerings, debt financings or from other sources. If we are not able to raise additional capital through fund raising activities we could be forced to curtail some of the currently anticipated expenditures in the above mentioned areas. Should we be forced to do this it could have an adverse impact on our anticipated future growth.

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ITEM 3. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Rate Sensitivity

We are exposed to cash flow and earnings fluctuations resulting from foreign exchange rate variation because our operations are in China. This exposure arises from the translation of financial statements of our foreign subsidiary, BMP China, from RMB, the functional currency of China, into United States dollars, our functional currency of our parent entity. On July 21, 2005, China increased the value of its currency, the RMB, by 2.1% to RMB 8.11 to the dollar, and announced that its currency, the RMB will no longer be pegged to the US dollar, but will be allowed to float in a band (and, to a limited extent, increase in value) against a basket of foreign currencies. Any devaluation of the RMB could adversely affect the value of our common stock in foreign currency terms because we will receive substantially all of our revenues in RMB. Fluctuations in exchange rates also could adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends. In addition, a devaluation of the RMB is likely to increase the portion of our cash flow required to satisfy any foreign currency denominated obligations.

Interest Rate Sensitivity

We invest in high-quality financial instruments, primarily money market funds, federal agency notes, corporate debt securities, bank certificates of deposit, commercial paper and United States treasury notes, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

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ITEM 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during our second fiscal quarter that materially affected, or is reasonably likely to material affect, our internal control over financial reporting.

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PART II – OTHER INFORMATION

ITEM 4. Submission of Matters to a Vote of Security Holders

(a) The Annual Meeting of Stockholders of the Company was held on May 12, 2006.

(b) All director nominees were elected.

(c) Certain matters voted upon at the meeting and the votes cast with respect to such matters are as follows:

Election of Directors

Director	Votes Received	Votes Withheld

David (Xiaoying) Gao	16,919,155	—
Martyn D. Greenacre	16,919,155	—
Michel Y. de Beaumont	16,919,155	—
Jack M. Ferraro	16,919,155	—
Frank J. Hollendoner	16,919,155	—
John W. Stakes III, M.D.	16,919,155	—

Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006

Votes Cast

For	Against	Abstain	Broker Non-Vote

16,919,155	—	—	—

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ITEM 5. Other Information

(a)

On May 11, 2006, we entered into the Agreement with Shanghai CAS and Orient International. Together, Shanghai CAS and Orient International own approximately 90% of the equity interests of Rongheng. Rongheng was established in 1999 and distributes to more than 250 hospitals in Shanghai, including all of the Class A hospitals in Shanghai.

We previously entered into a non-binding letter of intent with Orient International and Shanghai CAS to purchase a majority interest in Rongheng. We, Orient International and Shanghai CAS are in the process of preparing definitive transactional documents relating to the proposed acquisition. Under Chinese law, a proposed sale of state-owned assets, such as the proposed sale of the equity interests of Rongheng, must be posted on a regional property exchange, in this case the Shanghai United Assets and Equity Exchange (the “Shanghai Exchange”), whereupon the assets are sold to the highest qualified bidder.

Under the terms of the Agreement, the Parties agreed that, if we are the winning bidder following the posting of the proposed sale on the Shanghai Exchange, the Parties will enter into definitive transactional documents regarding the proposed acquisition promptly thereafter. After the Parties execute such definitive documents, the transaction will be submitted to the Chinese government for approval.

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ITEM 6. Exhibits

31.1	Certificate of the Chief Executive Officer of Beijing Med-Pharm Corporation required by Rule 13a-14(a) under the Exchange Act.

31.2	Certificate of the Chief Financial Officer of Beijing Med-Pharm Corporation required by Rule 13a-14(a) under the Exchange Act

32.1	Certificate of the Chief Executive Officer of Beijing Med-Pharm Corporation required by Rule 13a-14(b) under the Exchange Act

32.2	Certificate of the Chief Financial Officer of Beijing Med-Pharm Corporation required by Rule 13a-14(b) under the Exchange Act

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Beijing Med-Pharm Corporation
Date: August 14, 2006	/s/ DAVID GAO

David Gao
Chief Executive Officer
(Principal Executive Officer)
Date: August 14, 2006	/s/ FRED M. POWELL

Fred M. Powell
Chief Financial Officer
(Principal Financial and Accounting Officer)